Exhibit 99.58

FOR IMMEDIATE RELEASE

Wednesday September 18, 2019

World’s Fastest Gamer celebrates 30-day countdown with huge prize giveaways

●	WFG #CalforniaDreamin tour begins in 30 days
●	30-day countdown: US30k Allinsports simulator giveaway begins today
●	20-day countdown: Esports racing fans can win a trip to the #CaliforniaDreamin final
●	10-day countdown: One fan will win a trip to see the first real-world race for the World’s Fastest Gamer

SILVERSTONE, UK (Wednesday, September 18, 2019) – — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) - Ten racing gamers are 30 days away from kicking off an intense battle to win a real-world race drive worth more than US$1 million in the World’s Fastest Gamer #CaliforniaDreamin tour.

But it won’t just be the talented gamers aiming to win big – esports racing fans also have the chance to earn amazing prizes with three separate social media competitions to be held over the next 30 days.

Three 10-day competitions will be run on the World’s Fastest Gamer Twitter, Facebook, and Instagram accounts as part of the #CaliforniaDreamin countdown.

The first giveaway starting today (September 17) will give away a US$30,000 Allinsports racing simulator rig. Designed and built across the road from the Ferrari factory in Italy, the Allinsports simulators are the official gaming rig of the World’s Fastest Gamer #CaliforniaDreamin finals.

At the 20 days to go mark (September 28) a new social media competition will commence with the winning earning an all-expenses-paid trip to witness the final days of the #CaliforniaDreamin tour. The winning fan will get to see the final esports race of the competition in downtown San Francisco and also enjoy real-world driver coaching from the World’s Fastest Gamer judges at Sonoma Raceway.

The final prize with ten days to go (October 8) will be an all-expenses-paid trip to see the debut race for this year’s World’s Fastest Gamer winner in the UK. The prize includes VIP access with the team at Silverstone for the big race debut and a day’s simulator training at the World’s Fastest Gamer Performance Centre with this year’s #CaliforniaDreamin winner acting as your coach.

“We’re very excited about the upcoming World’s Fastest Gamer #CaliforniaDreamin tour, and we wanted to give something back to the fans as well. Not everyone can earn their way into a shot at a $US1 million race drive, but we also have some amazing other prize opportunities,” World’s Fastest Gamer founder, Millennial Esports President and CEO, Darren Cox said.

“The Allinsports simulator is the same rig our gamers are going to be using on the #CaliforniaDreamin tour. That is a fantastic prize but the chance to come to the final days of the #CaliforniaDreamin tour and get to have an F1 and Indy 500 winner in Juan Pablo Montoya as your driver coach at Sonoma is incredible.

“The final prize of flying to Silverstone for the World’s Fastest Gamer race debut is amazing. The winner from social media will be in the pits, wearing a headset - you’ll be part of the team and also spend an entire day on the simulator with the World’s Fastest Gamer winner as your coach.”

The “California Dreamin” tour begins in Los Angeles on October 18 and runs up the California coastline before finishing at Sonoma Raceway north of San Francisco on October 29.

The ten finalists will drive a variety of cars at major road courses including Sonoma Raceway, Weathertech Raceway Laguna Seca, Willow Springs Raceway and The Thermal Club near Palm Springs.

The gamers will test their nerve driving a NASCAR stock car at Auto Club Speedway in Fontana. They’ll also leave the pavement to drive a World of Outlaws-style dirt track sprint car and compete head-to-head on the wide-open spaces of the El Mirage dry lakebed northeast of Los Angeles.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Media Contact

Gavin Davidson

Communications

Millennial Esports

gdavidson@millennialesports.com

705.446.6630